SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 13)*

                         KETEMA, INC.
                        (Name of Issuer)

                   Common Stock, $1.00 par value
                 (Title of Class of Securities)

                          492653100
                         (CUSIP Number)

                       David P. Steinmann
                            Secretary
                 American Securities Corporation
                      122 East 42nd Street
                    New York, New York  10168
                         (212) 476-8000
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 28, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no
amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

 CUSIP No.  492653100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   American Securities Corporation (ON BEHALF OF CERTAIN
CUSTOMERS)


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

As set forth in response to ITEM 4 by each of the Reporting
Persons

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF       7   SOLE VOTING POWER                 0
 SHARES
BENEFICIALLY    8   SHARED VOTING POWER         838,943
 OWNED BY
 EACH           9   SOLE DISPOSITIVE POWER            0
 REPORTING
 PERSON        10   SHARED DISPOSITIVE POWER    838,943
  WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     838,943


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                  [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.22%


14  TYPE OF REPORTING PERSON*

       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
   ATTESTATION

                               SCHEDULE 13D
CUSIP No.  492653100

1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Nina K. Rosenwald
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a)[   ]
      (See ITEM 2)            (b)[   ]

3   SEC USE ONLY



4  SOURCE OF FUNDS*

       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF       7   SOLE VOTING POWER       56,702
SHARES
BENEFICIALLY    8   SHARED VOTING POWER    345,958
 OWNED BY
 EACH           9   SOLE DISPOSITIVE POWER   56,702
 REPORTING
  PERSON       10   SHARED DISPOSITIVE POWER   345,958
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         402,660

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                             [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      10.89%

14  TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D
CUSIP No. 492653100

 1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Elizabeth R. Varet

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)[   ]
     (See ITEM 2)                           (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*


       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION


     United States

NUMBER OF       7   SOLE VOTING POWER      91,890
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER    411,006
 OWNED BY
  EACH         9   SOLE DISPOSITIVE POWER   91,890
 REPORTING
 PERSON       10   SHARED DISPOSITIVE POWER  411,006
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           502,896

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                         [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.46%


14  TYPE OF REPORTING PERSON*

          IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
  ATTESTATION

                               SCHEDULE 13D
CUSIP No.  492653100

1  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael A. Varet
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)[   ]
     (See ITEM 2)              (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

       PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                 [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION


      United States


NUMBER OF      7  SOLE VOTING POWER        7,317
 SHARES
BENEFICIALLY   8  SHARED VOTING POWER      8,166
 OWNED BY
 EACH          9  SOLE DISPOSITIVE POWER   7,317
REPORTING
 PERSON       10  SHARED DISPOSITIVE POWER    8,166
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,483

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                   [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        .44%
14  TYPE OF REPORTING PERSON*

          IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
 ATTESTATION

                              SCHEDULE 13D

CUSIP No.  492653100

1 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alice R. Sigelman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                 (a)[   ]

       (See ITEM 2)              (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

        PF



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)            [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION


      United States

NUMBER OF     7   SOLE VOTING POWER           34,357
SHARES
BENEFICIALLY  8   SHARED VOTING POWER        378,483
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER      34,357
REPORTING
PERSON       10  SHARED DISPOSITIVE POWER    378,483
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            412,840

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                             [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.17%

14  TYPE OF REPORTING PERSON*

           IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
 ATTESTATION

                               SCHEDULE 13D

CUSIP No.  492653100


1  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jesse Sigelman


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             (a)[   ]
    (See ITEM 2)             (b)[   ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

            PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO  ITEMS 2(d) OR 2(e)                 [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF      7   SOLE VOTING POWER       4,621
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER        0
 OWNED BY
 EACH          9  SOLE DISPOSITIVE POWER    4,621
 REPORTING
 PERSON       10  SHARED DISPOSITIVE POWER     0
 WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,621

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                        [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .13%

14  TYPE OF REPORTING PERSON*

             IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D


CUSIP No. 492653100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William Rosenwald

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)[   ]
  (See ITEM 2)          (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)         [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF      7   SOLE VOTING POWER      33,972
 SHARES
BENEFICIALLY   8  SHARED VOTING POWER    114,013
OWNED BY
 EACH         9   SOLE DISPOSITIVE POWER   33,972
 REPORTING
 PERSON      10   SHARED DISPOSITIVE POWER  114,013
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         147,985

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                           [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.15%

14  TYPE OF REPORTING PERSON*

           IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D

CUSIP No.  492653100

1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William Rosenwald Family Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a)[   ]
        (See ITEM 2)           (b)[   ]

 3  SEC USE ONLY


4  SOURCE OF FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)    [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

NUMBER OF     7   SOLE VOTING POWER      111,884
SHARES
BENEFICIALLY  8  SHARED VOTING POWER       0
 OWNED BY
 EACH       9  SOLE DISPOSITIVE POWER   111,884
 REPORTING
 PERSON     10   SHARED DISPOSITIVE POWER   0
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       111,884


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                           [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.15%

14  TYPE OF REPORTING PERSON*

         CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D

CUSIP No. 492653100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



   David P. Steinmann

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)[   ]
    (See ITEM 2)               (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)         [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF      7   SOLE VOTING POWER       29,968
SHARES
BENEFICIALLY   8  SHARED VOTING POWER     151,262
OWNED BY
EACH          9  SOLE DISPOSITIVE POWER     29,968
REPORTING
PERSON       10  SHARED DISPOSITIVE POWER  151,262
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                181,230


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*                     [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.03%

14  TYPE OF REPORTING PERSON*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D

CUSIP No. 492653100

1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Catherine Steinmann

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER OF       7  SOLE VOTING POWER       1,462
SHARES
BENEFICIALLY    8  SHARED VOTING POWER     4,888
 OWNED BY
 EACH          9  SOLE DISPOSITIVE POWER   1,462
 REPORTING
 PERSON       10  SHARED DISPOSITIVE POWER  4,888
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,350

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                    [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             .18%

14  TYPE OF REPORTING PERSON*

       IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                               SCHEDULE 13D

CUSIP No. 492653100

1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gabriel Steinmann

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION


      United States

NUMBER OF      7   SOLE VOTING POWER       1,334
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER        0
 OWNED BY
 EACH          9   SOLE DISPOSITIVE POWER  1,334
 REPORTING
 PERSON       10  SHARED DISPOSITIVE POWER     0
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,334

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                 [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        Less than .1%

14  TYPE OF REPORTING PERSON*


       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                                     SCHEDULE 13D


     CUSIP No. 492653100




1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Joshua Steinmann



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
                    PF



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                    [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION


                  United States


NUMBER OF       7   SOLE VOTING POWER           1,334
SHARES
BENEFICIALLY    8   SHARED VOTING POWER          0

OWNED BY
EACH            9   SOLE DISPOSITIVE POWER      1,334
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER     0
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,334




12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                        [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Less than .1%



14  TYPE OF REPORTING PERSON*

                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                         SCHEDULE 13D




     CUSIP No. 492653100




1  NAME OF REPORTING PERSON    S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON

                  Jennifer Steinmann



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*


                    PF



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION



                  United States


NUMBER OF     7   SOLE VOTING POWER           1,399
SHARES
BENEFICIALLY  8   SHARED VOTING POWER          0
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER      1,399
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER     0
 WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                1,399


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                             [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Less than .1%
14  TYPE OF REPORTING PERSON*


                IN


         *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                       SCHEDULE 13D




     CUSIP No. 492653100






1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.J.G. Enterprises, Inc.



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*



                    WC



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                 [   ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION



                   New York



NUMBER OF     7   SOLE VOTING POWER           2,962
SHARES
BENEFICIALLY  8   SHARED VOTING POWER           0
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER      2,962
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER      0
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,962



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                  [   ]




13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                Less than .1%


14  TYPE OF REPORTING PERSON*


                CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                          SCHEDULE 13D


     CUSIP No.  492653100



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                J.J.G. Foundation, Inc.



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*



                        PF



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]





6  CITIZENSHIP OR PLACE OF ORGANIZATION



                New York



NUMBER OF       7   SOLE VOTING POWER             1,925
SHARES
BENEFICIALLY    8   SHARED VOTING POWER               0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER        1,925
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER          0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,925


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                  [   ]




13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                Less than .1%



14  TYPE OF REPORTING PERSON*


                EP

         *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                            SCHEDULE 13D





  CUSIP No. 492653100






1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                Charles D. Klein

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                    PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF       7   SOLE VOTING POWER           57,126
SHARES
BENEFICIALLY    8   SHARED VOTING POWER         13,471
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER      57,126
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER    13,471
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        70,597


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                            [   ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                1.99%


14  TYPE OF REPORTING PERSON*


                IN



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                           SCHEDULE 13D



     CUSIP No. 492653100





1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jane Parsons Klein



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                    PF



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                    [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States



NUMBER OF         7   SOLE VOTING POWER           3,425
SHARES
BENEFICIALLY      8   SHARED VOTING POWER           661
OWNED BY
EACH              9   SOLE DISPOSITIVE POWER      3,425
REPORTING
PERSON           10   SHARED DISPOSITIVE POWER      661
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,086



12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                 [   ]



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .12%


14  TYPE OF REPORTING PERSON*


                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

SCHEDULE 13D




     CUSIP No.  492653100






1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




      The Jane P. and Charles D. Klein Foundation, Inc.



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                PF



5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                       [   ]





6  CITIZENSHIP OR PLACE OF ORGANIZATION


                New York



NUMBER OF     7   SOLE VOTING POWER               661
SHARES
BENEFICIALLY  8   SHARED VOTING POWER               0
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER          661
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER          0
WITH



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                661



12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                  [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Less than .1%

14  TYPE OF REPORTING PERSON*

                EP



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                         SCHEDULE 13D





     CUSIP No. 492653100






1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Alexander G. Anagnos



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                    PF



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO  ITEMS 2(d) OR 2(e)             [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION



                  United States

NUMBER OF      7   SOLE VOTING POWER           9,593
SHARES
BENEFICIALLY   8   SHARED VOTING POWER        10,798
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER      9,593
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER   10,798
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




                 20,391

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                               [   ]





13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .58%


14  TYPE OF REPORTING PERSON*

                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                           SCHEDULE 13D

     CUSIP No.  492653100



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Josephine G. Anagnos

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
                PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                     [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

NUMBER OF      7   SOLE VOTING POWER          16,097
SHARES
BENEFICIALLY   8   SHARED VOTING POWER         0
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER     16,097
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER    0
WITH



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,097

5   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                               [   ]





13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                          .46%

14  TYPE OF REPORTING PERSON*


                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                                SCHEDULE 13D


     CUSIP No. 492653100



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                         Steven Anagnos



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*


                   PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF     7   SOLE VOTING POWER           3,104
SHARES
BENEFICIALLY  8   SHARED VOTING POWER           0
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER      3,104
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER      0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,104


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                [   ]



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Less than .1%


14  TYPE OF REPORTING PERSON*


                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

  SCHEDULE 13D




     CUSIP No. 492653100





1  NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Neil B. Goldstein


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                    PF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States



NUMBER OF       7   SOLE VOTING POWER           10,455
SHARES
BENEFICIALLY    8   SHARED VOTING POWER           0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER      10,455
REPORTING
PERSON          10   SHARED DISPOSITIVE POWER      0
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,455


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .29%

14  TYPE OF REPORTING PERSON*

                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                           SCHEDULE 13D


     CUSIP No.  492653100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                Michael G. Fisch



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [   ]



6  CITIZENSHIP OR PLACE OF ORGANIZATION



                United States


NUMBER OF       7   SOLE VOTING POWER          12,836
SHARES
BENEFICIALLY    8   SHARED VOTING POWER         0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER     12,836
REPORTING
PERSON          10   SHARED DISPOSITIVE POWER    0
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,836

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                           [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                          .37%

14  TYPE OF REPORTING PERSON*

                IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

                              SCHEDULE 13D


     CUSIP No. 492653100




1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Lewis G. Cole



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)[   ]
                (See ITEM 2)                      (b)[   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*

                 PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


NUMBER OF       7   SOLE VOTING POWER             1,200
SHARES
BENEFICIALLY    8   SHARED VOTING POWER         309,157
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER        1,200
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER    309,157
WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             309,157

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                  [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.53%


14  TYPE OF REPORTING PERSON*
                IN


        *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

          This Amendment No. 13 amends and restates the Schedule
13D dated February 22, 1989, as heretofore amended (the
"Schedule 13D"), filed in respect of the Common Stock, par value
$1.00 per share, of Ketema, Inc., a Delaware corporation.

          This Amendment is being filed to amend and restate each Item of the Schedule 13D. The amendments relate primarily to (i) the proposed merger transaction described in Item 4 (Purpose of Transaction) and (ii) the identity of the current Reporting Persons who are the proponents of the proposed merger transaction.

Item 1.   Security and Issuer.

          This Schedule relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Ketema, Inc., a Delaware corporation ("Ketema"), having its principal executive offices at 501 S. Cherry Street, Suite 600, Denver, Colorado 80222.

Item 2.   Identity and Background.

          This Amendment is being filed by American Securities Corporation (a New York corporation and a registered broker dealer with a principal business address at 122 East 42nd Street, New York, New York 10168) on behalf of the Reporting Persons, all of whom are its customers. The Schedule 13D was filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

          The information provided herein with respect to each Reporting Person has been provided solely by that Reporting Person, and no Reporting Person is responsible for the accuracy and completeness of the information included about any other Reporting Person.

          Schedule A hereto lists the name of each current Reporting Person and the information required by Items 2(a), (b) and (c) of Schedule 13D concerning the identity and background of each Reporting Person and each executive officer and director of each Reporting Person that is a corporation or foundation.
As shown on Schedule A, three of the Reporting Persons are Directors of Ketema.

          None of the Reporting Persons who is a natural person, and none of the executive officers and directors of a Reporting Person that is a corporation or foundation, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which the Reporting Person or such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          All the individual Reporting Persons, and all executive officers and directors of Reporting Persons that are corporations or foundations, are United States citizens. Each
Reporting Person that is a corporation or foundation is organized under the laws of the jurisdiction set forth below its name on Schedule A.

          Schedule A of the Schedule 13D as last amended is hereby further amended (a) by adding thereto the following persons as Reporting Persons: Joshua Steinmann; and Jennifer Steinmann; and (b) by deleting therefrom the following persons or entities as Reporting Persons: American Philanthropic Foundation; Ametek Inc., Employees' Master Retirement Trust; Anthony A. Sirna Foundation, Inc.; Anthony A. Sirna III; Barbara McFadden Sirna; Harvey S. Davidson; Joel S. Hirschtritt; Ketema Inc. Employees' Master Retirement Trust; Melvyn S. Kahan; and Wallace Aptman. A complete Schedule A, as amended, is attached hereto. The persons and entities which are being deleted are being so deleted because they are not proponents of the merger transaction referred to in Item 4 below and the Common Stock beneficially owned by them (including any shares issuable upon conversion of Ketema convertible debentures owned by them) will, upon consummation of the proposed merger, be converted into the right to receive the same cash merger consideration as all other stockholders of Ketema entitled thereto.

Item 3.   Source and Amount of Funds and Other Consideration.

          Reference is made to the cash merger proposal described in Item 4 below. The Reporting Persons anticipate that approximately $38.5 million of financing, together with Ketema's available cash and marketable securities, will be sufficient to prepay Ketema's outstanding $45 million principal amount of 11.12% Senior Notes due October 31, 2003 (the "Senior Notes") held by certain institutional investors and to fund the merger consideration contemplated by such proposal, related fees and expenses and ongoing working capital needs. Based upon an oral financing committment obtained by the Reporting Persons from a bank, the Reporting Persons expect to be able to obtain financing in that amount. Any committment letter issued for such financing and accepted by the Reporting Persons will be filed by amendment as an Exhibit to this Schedule 13D.

          The currently outstanding shares of Common Stock beneficially owned by the Reporting Persons were either (i) received by them pursuant to the distribution by Ametek, Inc. (the former parent of Ketema) to its stockholders of record as of the close of business on November 30, 1988 of all the outstanding shares of Common Stock in a spin-off transaction (the "Distribution") or (ii) subsequently purchased in open market and privately negotiated transactions. The Distribution is described in the Prospectus/Information Statement, dated November 30, 1988, included as part of Ketema's Registration Statement on Form S-1 (Registration No. 33-23959) and filed as Exhibit (28)a to Ketema's Registration Statement on Form 10 (Registration No. 1-10028), and, no consideration was paid for the shares received in the Distribution.


          Certain of the shares of Common Stock reported herein as beneficially owned by certain of the Reporting Persons are issuable to them upon conversion of Ketema 8% Convertible Subordinated Debentures due 2003 (the "Debentures") which are beneficially owned by such Reporting Persons. Such Debentures were acquired in January and February 1989 by such Reporting Persons as standby purchasers of a rights offering made by Ketema to its stockholders (the "Rights Offering") and in subsequent open market and privately negotiated transactions. The source of funds for the Debentures consisted of personal funds (or, in the case of the trusts of which Reporting Persons are trustees or beneficiaries and the foundations, personal funds of each such entity). No additional consideration is required to be paid upon the conversion of Debentures into shares of Common Stock (or Convertible Preferred Stock).

Item 4.   Purpose of Transaction.

          The shares of Common Stock and Debentures acquired by the Reporting Persons in 1988 and 1989 pursuant to the Distribution and the Rights Offering referred to under Item 3 above were acquired for investment. In Amendment No. 12 to the
Schedule 13D which was filed on October 21, 1993, Item 4 (Purpose of Transaction) was amended to read in its entirety as follows:

               "The Reporting Persons are currently
          considering various options with regard to their investment in the Company. The Reporting Persons intend to consider a range of possibilities, which may include initiating or responding to proposals regarding (i) a merger or other business combination or reorganization transaction pursuant to which the Reporting
          Persons or certain of them, together with current members of senior management or certain of them, would acquire the equity interests in the Company not held by them, (ii) the sale of certain of the Company's business units, (iii) the sale of the Company as a whole or (iv) the sale of all or a portion of the Reporting Persons' investment in the Company. Hugh H. Williamson III, the
          President and Chief Executive Officer of the
          Company, has suggested that the Reporting Persons consider a merger or business combination transaction of the type referred to in clause (i) above and has discussed the concept generally with certain of the Reporting Persons. While the Reporting Persons intend to explore such a transaction with Mr. Williamson, at this time the Reporting Persons have no agreement, arrangement or understanding with him with respect thereto.
          There can be no assurances that the Reporting
          Persons' review of their options will result in any proposal or that, if proposed, any such transaction will occur. Notwithstanding the foregoing, the Reporting Persons reserve the right to sell or otherwise dispose of their investment in the Company at any time or to pursue options other than those listed above."

          On April 28, 1994, KTM Holdings Corp., a Delaware corporation organized on behalf of the Reporting Persons ("KTM Holdings"), delivered a letter to the Board of Directors of Ketema proposing that the Reporting Persons acquire all of the outstanding Common Stock of Ketema not already owned by the Reporting Persons at a price of $13.125 per share payable in cash (the "Merger Consideration") through a merger of a wholly-owned subsidiary of KTM Holdings into Ketema which would be the surviving corporation and become a wholly-owned subsidiary of KTM Holdings (the "Proposal"). The Proposal indicated that it was subject to (i) the negotiation and execution of a definitive merger agreement containing customary terms and conditions, (ii) approval by the holders of a majority of the outstanding shares of Common Stock, (iii) KTM Holdings reaching satisfactory agreements with the institutional investors holding Ketema's outstanding Senior Notes regarding the early retirement of the Senior Notes, (iv) the receipt of any necessary government approvals, (v) KTM Holdings reaching satisfactory arrangements with Hugh H. Williamson, III regarding continuation of his current operating duties as Chief Executive Officer of Ketema and his exchange of the convertible debentures and options held by him for an equity participation in KTM Holdings and (vi) the funding of the working capital and term loans under the oral financing commitment referred to in Item 3 above. The Proposal also indicated that KTM Holdings anticipates that such loans, together with the Company's cash balances and marketable securities, will be sufficient to refinance Ketema's outstanding Senior Notes, fund the Merger Consideration, pay transaction expenses and provide for ongoing working capital needs.


          The foregoing summary of the Proposal is qualified in its entirety by reference to the copy of such Proposal attached hereto as Exhibit (1) and incorporated herein by reference.

          If the proposed merger is not completed, the Reporting
Persons intend to reconsider their various options with regard to their investment in Ketema in light of then existing circumstances.

Item 5.   Interest in Securities of the Issuer.

          Set forth on Schedule B hereto is the aggregate number of shares and percentage of outstanding Common Stock beneficially owned by each Reporting Person (including shares deemed to be beneficially owned by the Reporting Persons by reason of their beneficial ownership of Debentures based upon the current conversion price of the Debentures of $15.58 per share), together with the information required by Item 5(b) of
Schedule 13D concerning the number of shares as to which there is sole voting and dispositive power and the number of shares as to which such power is shared. Except as set forth on Schedule B, no executive officer or director of a Reporting Person that is a corporation or foundation beneficially owns any shares of Common Stock other than in such person's capacity as an executive officer or a director of such Reporting Person.
During the past sixty (60) days, no person named in the table on Schedule B and the footnotes thereto has effected any transaction in shares of Common Stock or Debentures.

          The 838,943 shares of Common Stock, constituting approximately 21.22% of the outstanding shares after giving effect to the conversion of Debentures, shown on Schedule B as beneficially owned by Certain Customers of American Securities Corporation represent the total beneficial ownership of shares of all of the Reporting Persons listed on Schedule B. Such total beneficial ownership eliminates the duplication of ownership of shares where certain of the Reporting Persons share voting and dispositive power over the same shares (see Notes 3 and 4 to the Schedule) by virtue of their positions as co-trustees of certain trusts or officers or directors of certain corporations and/or charitable foundations. Included in the total beneficial ownership shown on Schedule B for Certain Customers of American Securities Corporation and for certain of the Reporting Persons are shares (a total of 31,024 shares, including 22,528 shares issuable upon conversion of Debentures) deemed to be beneficially owned by certain of the Reporting Persons in their capacities as trustees of certain trusts or officers or directors of charitable foundations which are not proponents of the proposed merger; such shares will, upon consummation of the proposed merger, be converted into the right to receive the same cash Merger Consideration as all other stockholders of Ketema entitled thereto.

          In addition to the Reporting Persons, other customers of American Securities Corporation beneficially own an aggregate of approximately 196,237 shares of Common Stock (including 70,732 shares issuable upon conversion of Debentures beneficially owned by them), constituting approximately 5.51% of the outstanding shares after giving effect to the conversion of such Debentures. Such other customers include the former Reporting Persons who have been deleted from the Schedule 13D as described in Item 2 above and other employees and business associates of American Securities Corporation and its affiliates. All of such shares will, upon consummation of the proposed merger, be converted into the right to receive the same cash Merger Consideration as all other stockholders of Ketema entitled thereto.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer.

          Except for the understanding among the Reporting Persons with respect to the Proposal as described in Item 4 above and the financing commitment referred to in Item 3 above, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to any securities of Ketema, including but not limited to transfer or voting of any of the securities of Ketema, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

          The Reporting Persons are continuing to engage in discussions with Mr. Williamson with regard to his continuation as Chief Executive Officer of Ketema following the proposed merger and his equity participation in KTM Holdings.

Item 7.   Material to be filed as Exhibits.

          Exhibit (1) -  Letter from KTM Holdings Corp. to the
                         Board of Directors of Ketema dated
                         April 28, 1994.

                                                     Schedule A



                           Business or           Present Principal
Name                     Residential Address     Occupation/Employment
American Securities      24th Floor             Investment Advisor
Corporation              122 East 42nd Street
(New York)               New York, NY  10168

Nina K. Rosenwald        24th Floor             Vice President
(Daughter of William     122 East 42nd Street   and Director of
Rosenwald and sister     New York, NY  10168    William Rosenwald
of Elizabeth R. Varet                           Family Fund
and Alice R. Sigelman)

Elizabeth R. Varet       24th Floor             Vice President
(Wife of Michael A.      122 East 42nd Street   and Director of
Varet, daughter of       New York, NY  10168    William Rosenwald
William Rosenwald and                           Family Fund; Director
sister of Nina K.                               of Ketema, Inc. and
Rosenwald and Alice                             Ametek, Inc.
R. Sigelman)

Michael A. Varet         Room 2400              Attorney
(Husband of              122 East 42nd Street
Elizabeth R. Varet)      New York, NY  10168

Alice R. Sigelman        24th Floor             Vice President
(Wife of Jesse           122 East 42nd Street   and Director of
Sigelman, daughter       New York, NY  10168    William Rosenwald
of William Rosenwald                            Family Fund
and sister of Nina K.
Rosenwald and Elizabeth
R. Varet)

Jesse Sigelman           Room 2400               Ophthalmologist
(Husband of Alice        122 East 42nd Street
R. Sigelman)             New York, NY  10168

William Rosenwald        24th Floor              Investor; Director and
(Father of Nina K.       122 East 42nd Street    Officer of American
Rosenwald, Alice         New York, NY  10168     Philanthropic Foundation
R. Sigelman and                                  and William Rosenwald
Elizabeth R. Varet)                              Family Fund

William Rosenwald        24th Floor              Philanthropic
Family Fund              122 East 42nd Street    Foundation
(Connecticut)            New York, NY  10168

David P. Steinmann       24th Floor              Administrator of WR
                         122 East 42nd Street    Family Associates;
                         New York, NY  10168     Secretary of American
                                                 Securities Corporation, William
                                                 Rosenwald Family Fund and
                                                 American Philanthropic
                                                 Foundation; Executive Vice
                                                 President, Treasurer and
                                                 Secretary of Oak Hall Capital
                                                 Advisors, Inc.; Director of
                                                 Ametek, Inc.; Secretary and
                                                 Treasurer of Jane P. and
                                                 Charles D. Klein Foundation,
                                                 Inc. and President, Treasurer
                                                 and Director of J.J.G.
                                                 Foundation, Inc. and J.J.G.
                                                 Enterprises, Inc.


Catherine Steinmann      24th Floor              Vice President, Secretary
(Wife of David           122 East 42nd Street    and Director of J.J.G.
P. Steinmann)            New York, NY  10168     Foundation, Inc. and J.J.G.
                                                 Enterprises, Inc.

Gabriel Steinmann        24th Floor              Student
(Son)                    122 East 42nd Street
                         New York, NY  10168

Joshua Steinmann         484 Litfield Place      Student
(Son)                    Apt. E
                         Goleta, CA  93117

Jennifer Steinmann       24th Floor              Student
(Daughter)               122 East 42nd Street
                         New York, NY  10168

J.J.G. Enterprises,      1185 Park Avenue        Private Investment
Inc. (New York)          New York, NY            Corporation

B
J.J.G. Foundation,       24th Floor              Philanthropic
Inc. (New York)          122 East 42nd Street    Foundation
                         New York, NY  10168


Charles D. Klein         24th Floor              Financial Advisor with WR
                         122 East 42nd Street    Family Associates;
                         New York, NY  10168     Director of American Securities
                                                 Corporation, Ketema, Inc.,
                                                 Ametek, Inc. and Jane P. and
                                                 Charles Klein Foundation, Inc.

Jane P. Klein            24th Floor              Director of Jane P. and
(Wife of Charles         122 East 42nd Street    Charles D. Klein
D. Klein)                New York, NY  10168     Foundation, Inc. and Investor

Jane P. and Charles D.   24th Floor              Philanthropic Foundation
Klein Foundation, Inc.   122 East 42nd Street
                         New York, NY  10168

Alexander G. Anagnos     24th Floor              Financial Advisor with
                         122 East 42nd Street    WR Family Associates;
                         New York, NY  10168     Director of Ketema, Inc. and
                                                 Eastover Corp.; Director of Oak
                                                 Hall Capital Advisors, Inc. and
                                                 Treasurer and Director of the
                                                 Mary George Foundation, Inc.

Josephine Anagnos        24th Floor              Investor and President of
(Wife of Alexander       122 East 42nd Street    The Mary George Foundation,
G. Anagnos)              New York, NY  10168 Inc.

Steven Anagnos           24th Floor              Restaurant Owner and Vice
(Son)                    122 East 42nd Street    President and Director of
                         New York, NY  10168     The Mary George Foundation,
                                                 Inc.

Neil B. Goldstein        24th Floor              Chief Executive
                         122 East 42nd Street    Officer of American
                         New York, NY  10168     Securities Corporation

Michael G. Fisch         24th Floor              Financial Advisor with
                         122 East 42nd Street    WR Family Associates;
                         New York, NY  10168     Managing Director of American
                                                 Securities Corporation


Lewis G. Cole            Stroock & Stroock       Attorney and Director
                           & Lavan               of Ametek, Inc., American
                         7 Hanover Square        Philanthropic Foundation,
                         New York, NY  10004     William Rosenwald Family Fund
                                                 and Oak Hall Capital Advisors,
                                                 Inc.



                                         SCHEDULE B


Name of                                 Sole Voting and    Shared Voting and  Total Beneficial  Percentage   Aggregate
Reporting Person                        Dispositive Power  Dispositive Power  Ownership         of Class     Consideration Paid ($)

CERTAIN CUSTOMERS OF                       0               376,170(1)         838,943           21.22        10,493,781.93
   AMERICAN SECURITIES CORPORATION                         462,773(2)
   (ALL OF THE REPORTING PERSONS
    LISTED BELOW)

Nina K. Rosenwald                       24,460(1)          171,269(1)(3)(4)   402,660           10.89         5,044,847.61
                                        32,242(2)          174,689(2)(3)(4)

Elizabeth R. Varet                      35,900(1)          220,484(1)(3)(4)   502,896           13.6          5,923,389.14
                                        55,990(2)(5)       190,522(2)(3)(4)

Michael A. Varet                            0                  400(1)(4)       15,483             .44           238,729.54
                                         7,317(2)(5)         7,766(2)(4)

Alice R. Sigelman                       10,160(1)          195,877(1)(3)(4)   412,840           11.17         4,949,406.66
                                        24,197(2)(5)       182,606(2)(3)(4)

Jesse Sigelman                              0                    0              4,621             .13            72,946.00
                                         4,621(2)(5)             0

William Rosenwald                       19,210(1)           49,700(1)(3)      147,985            4.15         1,746,565.27
                                        14,762(2)           64,313(2)(3)

William Rosenwald Family Fund           47,700(1)                0            111,884            3.15         1,485,541.29
                                        64,184(2)                0
David P. Steinmann                      10,200(1)            57,360(1)(3)(4)  181,230            5.03         2,455,307.65
                                        19,768(2)            93,902(2)(3)(4)

Catherine Steinmann                        500(1)             2,000(1)(3)       6,350             .18            88,024.69
                                           962(2)             2,888(2)(3)

Gabriel Steinmann                          500(1)                0              1,334              *             18,460.66
                                           834(2)                0

Joshua Steinmann                           500(1)                0              1,334              *             18,455.63
                                           834(2)                0

                              page 35 of 44 pages

Jennifer Steinmann                         500(1)                0              1,399              *             19,456.63
                                           899(2)                0

J.J.G. Foundation, Inc.                      0                   0              1,925              *             30,405.50
                                          1,925(2)               0

J.J.G. Enterprises, Inc.                  2,000(1)               0              2,962              *             36,727.51
                                            962(2)               0

Charles D. Klein                         24,200(1)            2,560(1)(3)(4)   70,597            1.99           980,342.62
                                         32,926(2)           10,911(2)(3)(4)

Jane P. Klein                             1,500(1)(5)            20(1)(3)       4,086             .12            45,825.00
                                          1,925(2)              641(2)(3)

The Jane P. and Charles D. Klein             20(1)               0                661              *             10,584.14
  Foundation, Inc.                          641(2)               0

Alexander G. Anagnos                        800(1)            3,096(1)(4)(6)    20,391(6)         .58           158,232.47
                                          8,793(2)            7,702(2)(3)(4)

Josephine G. Anagnos                     10,000                  0              16,097            .46           226,420.00
                                          6,097(2)               0

Steven Anagnos                            1,500(1)               0               3,104             *             40,334.18
                                          1,604(2)               0

Neil B. Goldstein                         5,000(1)               0              10,455            .29           139,523.61
                                          5,455(2)               0

Michael G. Fisch                              0                  0              12,836            .37           201,780.00
                                         12,836(2)

Lewis G. Cole                             1,200(1)          174,284(1)(4)      309,157           8.53         3,347,214.50
                                              0             134,873(2)(4)



                     FOOTNOTES TO SCHEDULE B

          * Less than one-tenth of 1%.

          ** Aggregate consideration paid is net of any amounts received upon any sales.

          (1)  Shares of Common Stock presently owned.

          (2) Shares of Common Stock which may be acquired upon the conversion of Debentures.

          (3) Includes shares beneficially owned as director and/or officer of one or more corporations and/or foundations.

          (4) Includes shares beneficially owned as co-trustee and/or co-beneficiary of one or more trusts.

          (5) Includes shares beneficially owned as custodian for such person's minor child, children or grandchildren.

          (6) Does not include 94,400 shares beneficially owned by two employee benefit plans and a not-for-profit foundation in respect of which Oak Hall Capital Advisors, Inc., of which such person is a director and/or officer, is an investment manager.

          The undersigned hereby agrees that American Securities
Corporation has authority to sign and file Schedule 13D and amendments thereto with respect to Ketema, Inc. common stock on his/her behalf.


                              /s/ Jennifer Steinmann
                              Jennifer Steinmann

          The undersigned hereby agrees that American Securities
Corporation has authority to sign and file Schedule 13D and amendments thereto with respect to Ketema, Inc. common stock on his/her behalf.


                              /s/ Joshua Steinmann
                              Joshua Steinmann

          All of the Reporting Persons, except for Joshua Steinmann and Jennifer Steinmann, have previously filed Powers of Attorney authorizing American Securities Corporation to sign and file Schedule 13D and amendments thereto with respect to Ketema, Inc. common stock on his/her behalf.

                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              AMERICAN SECURITIES CORPORATION,
                              in its capacity as agent for the
                              Reporting Persons


                              By: /s/ David P. Steinmann
                                 David P. Steinmann, Secretary